United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-7010
June 18, 2007

Re:	Item 4.02 Form 8-K
Filed:	June 13, 2007
File No.	000-05842
This letter is in response to your letter dated June 18, 2007, regarding Item 4.02 Form 8-K filed on June 13, 2007. We have filed an amended Form 8-K which includes an exhibit that meets the requirements of Item 4.02(c) of Form 8-K. This exhibit is a letter furnished by our independent accounts stating that the accountant agrees with the statements made by us in response to the Item 4.02(b).This amended Form 8-K was filed in response to your following comment:
1.	Item 4.02(c) of Form 8-K requires you provide the independent accountant with a copy of the disclosures you are making in response to item 4.02(b), and request that your independent accountant furnish you as promptly as possible a letter stating whether your accountant agrees with the statements made by you in response to this Item 4.02(b) and, if not, stating the respects in which it does not agree. Please amend your previously filed Form 8-K by filing your independent accountant’s letter as an exhibit to the filed Form 8-K no later than two business day after you have received the letter.
In addition, in connection with responding to your comments, we have provided in writing a statement from the company acknowledging that:
“The Company is responsible for the adequacy and accuracy of the disclosure in their filings and, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”
Sincerely,
Dennis McLaughlin, III
Earth Biofuels, Inc.
3001 Knox Street, Suite 403
Dallas, Texas 75205

3001 knox street • suite 401 • dallas texas 75205
214.634-6291 • 214.520-0507 facsimile